UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

DOMINION MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Mark O. Webb

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23210

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of reporting persons Dominion Resources, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,218,179[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 49,218,179[1]
11	Aggregate amount beneficially owned by each reporting person 49,218,179[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.35%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 common units representing limited partner interests (“Common Units”) and 31,972,789 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Resources, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Also includes 5,112,139 Common Units held directly by Dominion MLP Holding Company II, Inc. (“Holdco II”) and 285,462 Common Units held directly by Dominion MLP Holding Company III, Inc. (Holdco III”). Dominion owns all of the common stock of both Holdco II and Holdco III and therefore may be deemed to indirectly beneficially own all of the Common Units directly held by Holdco II and by Holdco III.
2.	Based upon 45,714,610 Common Units and 31,972,789 Subordinated Units outstanding as of September 29, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.4%[2]
14	Type of reporting person CO

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 45,714,610 Common Units and 31,972,789 Subordinated Units outstanding as of September 29, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]
11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 56.4%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by Holdco. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is filed as Exhibit 1 hereto and is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 45,714,610 Common Units and 31,972,789 Subordinated Units outstanding as of September 29, 2015, such numbers having been provided to the filing persons by the Issuer.

1	Names of reporting persons Dominion MLP Holding Company II, Inc. I.R.S. identification nos. of above persons (entities only) 47-3459919
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,112,139[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 5,112,139[1]
11	Aggregate amount beneficially owned by each reporting person 5,112,139[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.2%[2]
14	Type of reporting person CO

1.	Includes 5,112,139 Common Units held directly by Holdco II.
2.	Based upon 45,714,610 Common Units outstanding as of September 29, 2015, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 1, 2015. Capitalized terms used in this Amendment No. 1 not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4(a) is hereby amended and restated as follows:

(a) On September 24, 2015, Dominion initiated a program, endorsed by its board of directors, authorizing Dominion to purchase up to $50 million Common Units of the Issuer. The Common Units may be acquired by Dominion or a subsidiary of Dominion other than the Issuer over the subsequent 12 months at the discretion of management. The Common Units will be purchased from time to time at prevailing market prices, through open-market or privately negotiated transactions, depending on market conditions. Purchases under the program will be funded from available working capital, and the purchased Common Units will be held by Dominion or a subsidiary of Dominion other than the Issuer. There is no guarantee as to the exact number of Common Units Dominion will purchase, and Dominion may discontinue purchases at any time that management determines that additional purchases are not warranted.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated (i) to reflect the increase in the number of Common Units held by Dominion as a result of the program disclosed in Item 4(a), (ii) to reflect a decrease in the percentage of outstanding Common Units beneficially owned by each of the Reporting Persons due solely to an increase in the Common Units outstanding as reported by the Issuer in its Current Report on Form 8-K filed on September 29, 2015, and (iii) to update the list of the Reporting Persons’ directors and executive officers set forth on Schedule A and incorporated in Item 5(a) by reference.

(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (which is filed as Exhibit 1 hereto and is incorporated herein by reference) (the “Partnership Agreement”). Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of certain beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units beneficially owned by the applicable Reporting Person. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (45,714,610) and Subordinated

Units (31,972,789) issued and outstanding as of September 29, 2015, with the exception of the percentage reported in Item 13 of the Cover Page for Holdco II, which is based solely on the approximate number of Common Units issued and outstanding as of September 29, 2015.

Holdco is the record holder of 43,820,578 Units (11,847,789 Common Units and 31,972,789 Subordinated Units), over which it shares voting and dispositive power with Cove Point and Dominion due to Cove Point’s ownership of 100% of the membership interests of Holdco and Dominion’s ownership of 100% of the common stock of Cove Point. Holdco II is the record holder of 5,112,139 Common Units over which it shares voting and dispositive power with Dominion due to Dominion’s ownership of 100% of the common stock of Holdco II. Holdco III is the record holder of 285,462 Common Units over which it shares voting and dispositive power with Dominion due to Dominion’s ownership of 100% of the common stock of Holdco III.

The number of Units held by each of the Reporting Persons’ directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5(c) is hereby amended and restated as follows:

All transactions in Common Units effected by the Reporting Persons during the past sixty days are set forth on Schedule B. To the best of the Reporting Persons’ knowledge, all transactions in Common Units effected by the Reporting Persons’ directors and officers during the past 60 days are also disclosed on Schedule B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

DOMINION RESOURCES, INC.
a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC. a Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC
A Delaware limited liability company

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

DOMINION MLP HOLDING COMPANY II, INC.
A Virginia corporation

By:

/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION RESOURCES, INC.

The business address of each person listed below is c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Former Attorney General of the United States and Retired Executive Vice President and General Counsel, Verizon Communications, Inc.	63,200
Helen E. Dragas	President and Chief Executive Officer, The Dragas Corporation	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Retired President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	69,900
John W. Harris	President and Chief Executive Officer, Lincoln Harris LLC	25,000
Mark J. Kington	Managing Director, Kington Management, LLC	100,000
Pamela J. Royal, M.D.	Dermatologist, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Michael E. Szymanczyk	Retired Chairman and Chief Executive Officer, Altria Group, Inc.	25,000
David A. Wollard	Founding Chairman of the Board, Emeritus, Exempla Healthcare	18,259

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
David A. Christian	Executive Vice President and Chief Executive Officer – Dominion Generation Group	13,200
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group	50,000
David A. Heacock	President and Chief Nuclear Officer, Dominion Nuclear	5,000
Robert M. Blue	Senior Vice President – Regulation, Law, Energy Solutions and Policy	5,000
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500
Diane Leopold	President, Dominion Energy	2,500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chairman, President and Chief Executive Officer of Dominion Resources, Inc.	69,900
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	50,000
Mark F. McGettrick	Executive Vice President and Chief Financial Officer of Dominion Resources, Inc.	64,900

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
Michele L. Cardiff	Vice President (Principal Accounting Officer)	500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY II, INC.

The business address of each person listed below is c/o Dominion MLP Holding Company II, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Paul D. Koonce	Executive Vice President and Chief Executive Officer – Energy Infrastructure Group of Dominion Resources, Inc.	50,000

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell II	President and Chief Executive Officer	69,900
Mark F. McGettrick	Executive Vice President and Chief Financial Officer	64,900
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

[End of Schedule A]

SCHEDULE B

TRANSACTIONS BY THE REPORTING PERSONS AND

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DURING THE PAST 60 DAYS

Unit Holder	Date	Common Units Purchased	Weighted Average Price per Unit	Price Range for Units Purchased
Thomas F. Farrell II	August 20, 2015	5,000	$34.97	$34.79-$35.07
Mark F. McGettrick	August 20, 2015	5,000	$34.95	$34.78-$35.00
Mark J. Kington	August 24, 2015	900	$27.77	$27.40-$28.00
Mark J. Kington	August 24, 2015	700	$29.05	$28.41-$29.25
Mark J. Kington	August 24, 2015	200	$30.11	$29.66-$30.55
Mark J. Kington	August 24, 2015	1,700	$31.47	$30.75-$31.69
Mark J. Kington	August 24, 2015	3,800	$32.37	$31.75-$32.72
Mark J. Kington	August 24, 2015	17,700	$33.06	$32.75-$33.30
Thomas F. Farrell II	September 14, 2015	5,000	$29.96	$29.92-$29.99
Holdco III*	September 24, 2015	32,686	$26.40	$26.00-$26.91
Holdco III*	September 24, 2015	6,012	$27.41	$27.10-$27.96
Holdco III*	September 25, 2015	38,698	$28.56	$28.26-$29.19
Holdco III*	September 28, 2015	36,763	$27.43	$26.95-$27.81
Holdco III*	September 28, 2015	15,312	$28.30	$28.12-$28.71
Holdco III*	September 29, 2915	6,432	$24.94	$24.60-$25.59
Holdco III*	September 29, 2015	10,663	$26.07	$25.60-$26.52
Holdco III*	September 29, 2015	30,006	$27.05	$26.60-$27.55
Holdco III*	September 29, 2015	4,974	$27.87	$27.61-$27.95
Holdco III	September 30, 2015	21,158	$25.94	$25.19-$26.18
Holdco III	September 30, 2015	26,750	$26.51	$26.19-$26.86
Holdco III	September 30, 2015	3,933	$27.45	$27.23-$27.62
Holdco III	October 1, 2015	52,075	$27.08	$26.86-$27.32

*	Holdco III is a wholly owned subsidiary of Dominion. The purchases made from September 24, 2015 through September 29, 2015 were originally executed by Dominion and the Common Units subsequently transferred to Holdco III.

[End of Schedule B]